OPERATING AGREEMENT

OF

CAN MONKEY, LLC


OPERATING AGREEMENT
OF
CAN MONKEY, LLC


THIS OPERATING AGREEMENT ("Agreement") is entered into as of the 2nd day of June, 2024, by MNKY Group Inc.


ARTICLE I
Formation


1.1   Formation. Can Monkey, LLC (the "Company") was formed pursuant to the Arizona Limited Liability Company Act in accordance with the terms and conditions of this Agreement effective upon the filing of articles of organization (the "Effective Date"). Upon the request of the Members or as required by law, the parties shall promptly execute all certificates and other documents that are needed to enable the Member to accomplish all filing, recording, publishing and other acts necessary or appropriate to comply with all requirements for the formation operation of a limited liability company under the laws of the State of Arizona.

1.2   Definitions. All capitalized terms used in this Agreement shall be defined in Article XIV hereof.


ARTICLE II
General Provisions


2.1   Name. The name of the Company shall be "Can Monkey, LLC" or such other name as the Member from time to time shall select.

2.2   Principal Office and Place of Business. The Principal Office and place of business of the Company shall be located at 526 S Mill Ave, Suite 201, Tempe, Arizona 85281, or such other place as the Member from time to time shall determine.

2.3   Purpose. The purpose of the Company shall be to manage and market home services including its unique can-to-curb valet subscription service.

2.4   Agent for Service of Process. The name and address of the agent for service of process for the Company in Arizona shall be Marc Zagoury, 526 S Mill Ave, Suite 201, Tempe AZ 85281, or such other person and address as shall be appointed from time to time by the Members.

2.5   Intent. It is the intent of the Members that the Company shall always be operated in a manner consistent with its classification as a "partnership" for federal and state income tax purposes. It is also the intent of the Members that the Company not be treated as a "partnership" for purposes of Section 303 of the United States Bankruptcy code. No Member shall take any action inconsistent with the express intent of the parties hereto.

2.6   Term. The term of the Company commenced on Effective Date upon the filing of its Certificate of Formation with the Arizona Secretary of State on October 11, 2017, and shall continue until such time as it shall be terminated under the provisions of this Agreement.

2.7   Nature of Each Member's Interest in the Company. The interest of each member shall be personal property for all purposes. All real or other property owned by the Company shall be deemed owned by the Company as an entity, and no member, individually, shall have any beneficial ownership interest therein.

2.9   Independent Activities.

(a)   General Scope of Independent Activities. The Members hereby expressly agree and acknowledge that each of the Members, either directly or through the Member's Affiliates, is involved in transactions, investments and business ventures and undertakings of every nature, (all such investments and activities being referred to hereinafter as the "Independent Activities").

(b)   Waiver of Rights with Respect to Independent Activities. Nothing in this Agreement shall be construed to: (i) prohibit any Member or the Member's Affiliates from continuing, acquiring, owning or otherwise participating in any Independent Activity that is not owned or operated by the Company; or (ii) require any Member or the Member's Affiliates to allow the Company or any other Member to participate in the ownership or profits of any such Independent Activity. To the extent any Member would have any rights or claims against any other Member as a result of the Independent Activities of such Member or such Member's Affiliates, whether arising by statute, common law or in equity, the same are hereby waived.

(c)   Limitation on Company Opportunities. Each Member hereby represents and warrants to each other Member that the warranting Member has not been offered, as an inducement to enter into this Agreement, the opportunity to participate in the ownership or profits of any present or future Independent Activity of any kind whatsoever of such other Member or such other Member's Affiliates.

(d)   Acknowledgement of Reasonableness. The Members hereby expressly acknowledge, represent and warrant that they are sophisticated investors, they understand the terms, conditions and waivers set forth in this Section 2.8 are reasonable, taking into account the relative sophistication and bargaining position of the Members.


ARTICLE III
Members; Capital Contributions


3.1   Members. MNKY Group Inc. is admitted as Member of the Company having the Participating Percentages calculated as set forth in Section 3.2 below.

3.2   Capital Contributions and Ownership Percentage.

(a)   Prior to the date hereof, the following members have made the following Capital Contributions for use in connection with the operation of the Company:

MNKY Group Inc.   100% interest

3.3   Additional Capital Contributions. No Member shall be required to make Capital Contributions to the Company. Without limiting the generality of the foregoing, neither the Members shall have any obligation to restore any negative balance standing at any time in such Person's Capital Account, whether during the term of the Company, upon liquidation of the Company or otherwise.

3.4   Member Loans. If funds are needed by the Company on an interim basis, the Members may elect to make or cause any Affiliate to make loans to the Company in such an amount as the Members reasonably determines is needed by the Company. The terms and conditions of such loans shall be determined by the Members in its reasonable discretion which terms and conditions shall be no less or more favorable than could be obtained from independent third parties taking into account the collateral, the degree of risk, and any other relevant factors. The Members' Capital Contributions to the Company may be used as a source for repayment of loans made under this Section.

3.4   Admission of Additional Members. In the event that additional funds are needed, in the judgment of the Members, for the business of the Company, the Members may offer on such terms and conditions as the Members may deem appropriate in its sole and absolute discretion, additional Participating Interests in the Company. Each Member of the Company will be offered the opportunity to subscribe for up to his proportionate share, based upon his then Participating Interest, of such additional Participating Interests and to conditionally subscribe for additional Participating Interests up to the total of the Participating Interests being offered. If any Member or Members do not subscribe for any Participating Interests or less than their full proportionate share, the unsubscribed Participating Interests will be sold first to the Members who have conditionally subscribed for Participating Interests in excess of their proportionate share in the ratio of each Member's conditional subscription to the total of all Participating Interests conditionally subscribed and the balance of the Participating Interests, if any, will be sold to non-Members. Notwithstanding the foregoing, no Participating Interests will be sold to any Member who does not then qualify as a purchaser under the terms of the private placement and such non-qualified Member shall be treated for the purpose of this section, as if he had elected not to purchase additional Participating Interests.

ARTICLE IV
Distributions

4.1   Distributions of Net Cash Flow. Distributions of Net Cash Flow shall be made in the following order and priority:

        (a)   First, to pay interest on, and then principal of, any loans;

        (b)   Next, distributions shall be made to the Members, pro rata based on their equal Ownership Percentage.

4.2   Distributions. The Members may determine and distribute available funds annually or at more frequent intervals. The Members shall make the determination of the amounts and frequency of Distributions.

4.3 **Distribution Upon Withdrawal.** No withdrawing Member shall be entitled to receive any distribution or the value of such Member's interest in the Company as the result of withdrawal from the Company prior to the liquidation of the Company.

4.4 **Return of Capital.** No Member shall be entitled to the return of, or interest on, that Member's Capital Contributions except as provided herein. Under circumstances requiring the return of any Capital Contributions, no Member shall have the right to receive property other than cash. No Member shall be personally liable for the return of all or any portion of the Capital Contributions of the Members, which returns of Capital Contributions shall be made solely from Company assets.

ARTICLE V
Tax Allocations

5.1 **General Allocation Rules**.

(a) **General Allocation Rule**. For each taxable year of the Company, subject to the application of Section 5.2, Profits and/or Losses shall be allocated to the Members in a manner which causes each Member's Adjusted Capital Account Balance to equal the amount that would be distributed to such Member pursuant to Section 11.2(c)(ii) upon a hypothetical liquidation of the Company in accordance with Section 5.1(b).

(b) **Hypothetical Liquidation Defined.** In determining the amounts distributable to the Members under Section 11.2(c)(ii) upon a hypothetical liquidation, it shall be presumed that (i) all of the Company's assets are sold at their respective values reflected on the books of account of the Company, determined in accordance with Code Section 704(b) and Regulations thereunder ("Book Value"), without further adjustment, (ii) payments to any holder of a nonrecourse debt are limited to the Book Value of the assets securing repayment of such debt, and (iii) the proceeds of such hypothetical sale are applied and distributed in accordance with Section 11.2(c) (without retention of any reserves).

(c) **Special Loss Allocation**. If the Company incurs Losses at any time when the Members' Adjusted Capital Account Balances have been reduced to or below zero, such Losses shall be allocated to the Members in proportion to their Participating Percentages.

(d) **Special Profits Allocation**. If the Company incurs Profits at any time when the Members' Adjusted Capital Account Balances are less than zero and the hypothetical liquidation described in Section 5.1(b) would not result in any distributions to the Members, Profits shall be allocated to the Members in proportion to their negative Adjusted Capital Account Balances, until such negative balances have been eliminated.

(e) **Item Allocations**. To the extent the Members determine, upon consultation with the Company's accountants, that allocations of Profits and/or Losses over the term of the Company are not likely to produce the Adjusted Capital Account Balances intended under this Section 5.1, then special allocations of income, gain, loss and/or deduction shall be made as reasonably deemed necessary by the Members to achieve the intended Adjusted Capital Account Balances.

5.2   Regulatory Allocations. The allocations set forth in Section 5.1 are intended to comply with the requirements of Regulations Sections 1.704-1(b) and 1.704-2.

5.3   Special Tax Allocations. The Company shall make such allocations as may reasonably be required to comply with the requirements of Code Section 704(c) and any Regulations thereunder with respect to any property contributed to the Company by any Member, using the "traditional method", as described in Regulations promulgated under Code Section 704(c). If the Book Value of any Company asset is adjusted in accordance with the Regulations under Code Section 704(b), the Company shall make allocations with respect to such asset in a manner that is consistent with the requirements of Regulations Section 1.704-1(b)(2)(iv)(g).

5.4   Capital Account. A Capital Account shall be maintained for each Member in accordance with the Regulations, under uniform policies and procedures approved by the Members, upon consultation with the Company's accountants.

5.5   Apportionment of Allocation Among Members; Transfers. In the event all or a portion of a Members Participating Percentage is transferred during the Fiscal year, or in the event additional Members are admitted to the Company on different dates during any Fiscal Year, the Profits (or Losses) allocated to the Members for that Fiscal Year shall be apportioned among them in proportion to the number of Units each Member held from time to time during the Fiscal Year in accordance with Code section 706 pursuant to any reasonable method chosen by the Members.

ARTICLE VI
The Members

6.1   Rights and Powers of the Members. The Members agree that the management of the Company shall be vested in a Members. Except as expressly provided in <u>Section 6.2</u> hereof, the Members shall have full, exclusive and complete power to manage and control the business and affairs of the Company and all of the rights and powers provided to a Members of a Members-managed limited liability company by the Limited Liability Company Act as well as any rights and powers necessary to accomplish the purpose of the Company.

6.2   Restrictions on Rights and Powers of the Members. Without the consent of the all Members, the Members shall not have the authority to take any of the following actions:

(a)   withdraw as Members;

(b)   perform any act (other than an act required by this Agreement, required to carry out the purpose of this Agreement, required by law, or taken in good faith in reliance upon a written opinion of counsel) that would, at the time such act occurred, subject any Member to personal liability resulting from a Member's status as a Member of the Company;

(c)   employ, or permit to employ, the funds or assets of the Company in any manner except for the exclusive benefit of the Company;

(d)   comingle the Company funds with those of any other Person; or

(e)   amend the Agreement except for those amendments which (i) are of a ministerial nature, (ii) do not adversely affect the Members in any material respect, (iii) are necessary or desirable to comply with any applicable law or government regulation, or (iv) are required or contemplated by this Agreement.

6.3   Duties and Obligations of the Members.

(a)   **Maintain Status As Limited Liability Company.** The Members shall take such action as may be necessary or appropriate in order to form or qualify the Company under the laws of the state of Arizona or in order to continue in effect such formation or qualification.

(b)   **Performance of Duties.** The Members shall devote to the Company such time as may be necessary for the proper performance of its duties hereunder

(c)   **Maintain Company Tax Status.** The Members shall use its best efforts to meet all requirements of the Code and currently applicable regulations, rulings and revenue procedures of the Internal Revenue Service and to meet any future requirements set by Congress, the Internal Revenue Service, any agency of the federal government or the courts, to assure that the Company will be classified for federal income tax purposes as a partnership and not as an association taxable as a corporation.

(d)   **Prepare Returns.** The Members shall prepare or cause to be prepared and shall file on or before the due date (or any extension thereof) any federal, state or local tax returns required to be filed by the Company. The Members shall cause the Company to pay any taxes payable by the Company.

6.4   Confirmation of Authority. Any documents to be executed on behalf of the Company, including, but not limited to, agreements, notes, bonds, pledge agreements, security agreements, assignments, stock powers and other forms of contracts, and all amendments, modifications or rescissions of the same, shall be binding upon and considered as authorized for the Company when signed on its behalf by the Members, or by such other Person as the Members shall specify in writing.

6.5   Other Activities of the Members. The Members and its members, employees and Affiliates may invest, participate or engage in, for their own accounts or the accounts of others, or may possess an interest in, other business ventures and financial, investment and professional activities of every kind and description, independently or with others, including but not limited to serving as officers, directors, advisors or agents of other companies, partners of any partnership, or trustees of any trust, and may receive fees, commissions, remuneration or reimbursement of expenses in connection with those activities, provided that those activities do not compete with or are in conflict with the Core Activities.

6.6   Fees and Compensation to the Members and its Affiliates. The Members shall be entitled to compensation equal to the value of those services The Members or an Affiliate shall also be entitled to complete reimbursement for administration and management expenses expended on behalf of the Company.

6.7   Liability and Indemnification of the Members. The Members and its Affiliates (an "Actor") shall not be liable for the failure of the Company to make distributions as set forth in this Agreement and shall not be liable, responsible or accountable in damages or otherwise to the Company, to any of the Members or any third person for being a member or for any act or omission performed or omitted in good faith by the Actor in connection with the Company or its business (including any actions taken by the Members in managing the affairs of the Company); provided, however, that an Actor shall in all instances remain liable for acts in breach of this Agreement or which constitute fraud, willful misconduct, or breach of fiduciary duty. The Company, its receiver or trustee, shall indemnify, defend and hold harmless each Actor, to the extent of the Company's assets (without any obligation of any Member to make contributions to the Company to fulfill such indemnity), for, from and against any liability, damage, cost, expense, loss, claim or judgment incurred by the Actor arising out of any claim based upon acts performed or omitted to be performed by the Actor in connection with the business of the Company, including without limitation attorneys' fees and costs incurred by the Actor in the settlement or defense of such claim; provided, however, that no Actor shall be indemnified for claims based upon acts performed or omitted in breach of this Agreement or which constitute fraud, willful misconduct, gross negligence or breach of fiduciary duty.

6.8   Members or Affiliates Dealing with Company. If not specifically prohibited by this Agreement, the Members or any Affiliate thereof shall have the right to contract or otherwise deal with the Company for the sale of goods or services, either (a) with the consent of a Member or (b) if (i) the compensation paid or promised for such goods or services is reasonable and is paid only for goods or services actually furnished to the Company, (ii) the goods or services to be furnished shall be reasonable for and necessary to the Company, and (iii) the terms for the furnishing of such goods or services shall be at least as favorable to the Company as would be obtainable in an arm's-length transaction. Any contract with the Members or any Affiliate thereof for such goods or services shall be in writing and shall contain a clause allowing termination by the Company without penalty on 30 days notice. Any payment made to the Members or any Affiliate thereof for such goods or services shall be fully disclosed to all Members.


ARTICLE VII
Rights and Liabilities of Members


7.1   Rights. The Members shall not take any part in the management or control of the Company's business or affairs, participate in decisions regarding the Company's business or affairs or have the power to act for or bind the Company.

7.2   Limited Liability. No Member shall be personally liable for any of the debts of the Company or any of the Losses thereof except to the extent required by the Limited Liability Company Act.

7.3 **Voting Rights of Members.** Upon the affirmative vote of all Members, the Members may:

        (a)   amend this Agreement after the Effective Date; and

        (b)   dissolve the Company;

7.4 **Voting.** In the event the Members are expressly required to vote on a matter of the Company, then (i) such Member shall be entitled to vote based on the Percentage Interest held by such Member and (ii) all decisions of the Members shall be made and approved by Member Majority.

7.5 **Withdrawal of Members.** Members may not withdraw from the Company except as otherwise provided in this Agreement. No Member may demand or receive a return of its Capital Contributions without the consent of the other Members; and no Member may exercise any power under the Limited Liability Company Act to dissolve the Company without the unanimous consent of the Members.

ARTICLE VIII
Meetings of Members

8.1 **Meetings of Members.** The Members may at any time call a meeting of the Members, or call for a vote without a meeting of the Members, on matters on which they are entitled to vote. The Members shall call for that meeting or vote following receipt of written request therefor from any non-Members Members. Within 15 days of receipt of such written request, the Members shall notify all Members of record as of the date of receipt of such written request as to the time and place of the Company meeting, if called, and the general nature of the business to be transacted thereat or, if no such meeting has been called, of the matter or matters to be voted upon and the date upon which the votes will be counted. Any Company meeting or the date upon which such votes, without a meeting, will be counted (regardless of whether the Members has called for such meeting or vote upon the request of Members or has initiated such event without such request) shall be no less than 15 nor more than 60 days following mailing of the notice thereof by the Members. All expenses of the voting and such notification shall be borne by the Company. A quorum shall require at least 50% of the Members' Interests present.

8.2 **Method of Voting.** A Member shall be entitled to cast one vote for each percentage of the Member's Percentage which that Member owns (or a fraction of one vote to the extent that a fraction of a Participating Percentage is owned) (a) at a meeting, in person, by written proxy or by a signed writing directing the manner in which such Member desires that such Member's vote be cast, which writing must be received by the Members prior to such meeting, or (b) without a meeting, by a signed writing directing the manner in which such Member desires that such Member's vote be cast, which writing must be received by the Members prior to the date upon which the votes of Members are to be counted. Only the votes of Members of record on the notice date, whether at a meeting or otherwise, shall be counted. The Members shall be entitled to vote any Participating Percentage owned by it on any matter. All decisions of the Members shall be made by a Member Majority of the votes cast.

ARTICLE IX
Transfer of Member Interests

9.1   Restrictions on Transfer of Units or Interests. No Member shall make a Transfer of Interests or any portion thereof (including, without limitation, a Transfer of a right to Profits, Losses, or distributions to a transferee who does not become a substituted Member) unless permitted by and in accordance with the provisions of this Article.

9.2   Permitted Transfers. A Transfer of an Interest or any portion thereof, may not be made unless the Members and all the Members consent in writing to the Transfer (which consent may be withheld for any reason).

9.3   Requirements for Transferee Becoming a Substituted Member. No transferee shall become a substituted Member in the Company unless the following conditions are satisfied:

(a)   the Members shall have consented in writing to the Person proposed as a substituted Member;

(b)   the Person to whom the Transfer is to be made shall have assumed any and all of the obligations under this Agreement with respect to the Interest to which the Transfer relates;

(c)   all reasonable expenses required in connection with the Transfer shall have been paid by or for the account of the Person to whom the Transfer is to be made; and

(d)   all agreements, certificates or amended certificates and all other documents shall have been executed and filed and all other acts shall have been performed which the Members deems necessary to make the Person to whom the Transfer is to be made a substituted Member in the Company.

ARTICLE X
Books, Records, Reports and Accounting

10.1   Books, Records and Capital Account. The Members shall maintain or cause to be maintained complete and accurate records and books of account appropriate for the Company's business and affairs including an individual Capital Account for each Member. Such books and records shall be kept on a basis consistent with the method of accounting followed by the Company for federal income tax purposes.

10.2   Review or Audit. The books of the Company may be reviewed or audited annually at Company expense by such recognized independent certified public accounting firm as the Members shall designate. The books of the Company shall be reviewed or audited at the request of any Member The expense of such review or audit shall be borne by those Members requesting that review or audit.

10.3   Records. The Members shall keep or cause there to be kept at the Company's Principal Office (a) a copy of the Certificate of Formation of the Company and all amendments thereto together with executed copies of any powers of attorney pursuant to which any certificate has been issued, (b) copies of the Company's federal, state and local income tax returns and reports, if any, for the three most recent years and (c) copies of the then effective operating agreement of the Company and of any financial statements of the Company for the three most recent Fiscal Years.

10.4   Names and Addresses of Members. The Members shall maintain a current list of the full names and last known business addresses of all Members of the Company at the Principal Office of the Company. Such list shall be kept in conformance with the Limited Liability Company Act and shall be made available for the review of any Member or his representative at reasonable times and, upon request either in person or by mail, the Members shall furnish a copy of such list to any Member or such Member's representative for the cost of reproduction and mailing.

10.5   Fiscal Year. The Fiscal Year of the Company shall end on December 31 of each year.

10.6   Tax Returns. As soon as possible after the end of each Fiscal Year, the Members shall prepare, or cause to be prepared, a U.S. return of income, if required, and any applicable state or local returns of income, for the Company and, in connection therewith, shall make any available or necessary elections and the Company shall furnish to the holders of Units information required to be set forth in each Member's individual federal income tax return.

10.7   Annual Reports. Upon the written request of a Member, within 120 days after the end of each Fiscal Year, the Members shall furnish to each Person that was a Member at any time during the Fiscal Year then ended an annual report, which shall include (a) financial statements of the Company, which financial statements shall include a cash flow statement, balance sheet and income statement and (b) a report of the activities of the Company during that Fiscal Year. The annual reports for the three most recent Fiscal Years of the Company shall be kept at the Company's Principal Office or at any other location as directed by the Members (of which the Members shall have been notified).

10.8   Access to Records. Members and their designated representatives shall be permitted access to all records of the Company (including all records maintained pursuant to Section 10.3 hereof) at the Principal Office of the Company, during ordinary business hours and shall have the right to make copies thereof at their own expense. Upon written request, after payment of the reasonable expenses of duplication, a Member shall be provided with a copy of the Certificate of Formation of the Company and any amendments thereto containing the current list of the Members' names, last known business addresses and Capital Contributions. The Company shall not otherwise be required to deliver or mail a copy of the Certificate of Formation and any amendments thereto. The Members shall have the further right to obtain from the Members from time to time upon reasonable demand such other information regarding the affairs of the Company as is just and reasonable within the meaning of the Limited Liability Company Act.

10.9   Tax Matters Member. The Tax Matters Member shall be the Members.

ARTICLE XI
Termination and Winding Up

11.1   Dissolution. The Company shall be dissolved upon the occurrence of any of the following events:

(a)   the affirmative vote of all Members;

(b)   the occurrence of any event that makes it unlawful for the Company's business or affairs to be continued;

(c)   the sale or other disposition of all or substantially all of the Company's assets and properties; or

(d)   upon the occurrence of a Withdrawal Event or Bankruptcy of a Members, unless the business of the Company is continued by the specific unanimous consent of all the remaining Members given within 90 days after the discovery by one or more such remaining Members of such Withdrawal Event or Bankruptcy.

11.2   Winding Up.

(a)   **Notice of Winding Up**. Following the dissolution of the Company, as provided in Section 11.1, the Members or, in the absence of a Members, any Member, may participate in the winding up of the Company. During the period of winding up and liquidation of the Company, the business and affairs of the Company shall continue to be governed by the provisions of this Agreement, with the management of the Company continuing as provided in Section 6.

(b)   **Effect of Filing**. After the dissolution of the Company, the Company shall cease to carry on its business, except insofar as may be necessary for the winding up of its business, but the Company's separate existence shall continue until a certificate of cancellation has been filed with the Arizona Secretary of State or until a decree dissolving the Company has been entered by a court of competent jurisdiction.

(c)   **Liquidation and Distribution of Assets**. Upon the dissolution of the Company, the Members, or a court appointed trustee, if there is no remaining Member, shall take full account of the Company's liabilities and assets, and such assets shall be liquidated as promptly as is consistent with obtaining the fair value thereof. The proceeds from liquidation of the Company's property, to the extent sufficient therefor, shall be applied and distributed in the following order:

(i)   To the payment and discharge of all of the Company's debts and liabilities, including those to Members who are creditors (to the extent permitted by law), and to the establishment of any necessary reserves; and

(ii)   To the Members in accordance with Article IV.

11.3 Certificate of Cancellation. When all debts, liabilities and obligations of the Company have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets of the Company have been distributed to the Members, a certificate of cancellation shall be executed and filed by the Members, or if there is no Members, by any remaining Member, with the Arizona Secretary of State.

ARTICLE XII
Miscellaneous

12.1 Waiver of Partition. Each Member hereby waives any right to partition or the right to take any other action that might otherwise be available to such Member for the purpose of severing such Member's relationship with the Company or that Member's interest in the assets and properties held by the Company from the interest of the other Members until the dissolution of the Company.

12.2 Notices. All notices and other communications required or permitted to be given pursuant to this Agreement shall be in writing and shall be deemed to have been duly given when delivered, if delivered by hand or by recognized courier, two business days after deposit in the United States mails, first class, postage prepaid, addressed to the addressee at his address shown below or from time to time in the records of the Company. Any Member may alter the address to which communications are to be sent by giving notice of such change of address to the Members in conformity with the provisions of this section.

12.3 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs, personal representatives and assigns.

12.4 Controlling Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona.

12.5 Provisions Severable. If any provision of this Agreement shall be or shall become illegal or unenforceable in whole or in part, for any reason, the remaining provisions shall nevertheless be deemed valid, binding and subsisting.

12.6 Indulgences Not Waivers. Neither the failure nor any delay on the part of any party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of any other right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any subsequent occurrence.

12.7 Titles Not to Affect Interpretation. The titles of paragraphs and subparagraphs contained in this Agreement are inserted for convenience of reference only, and they neither form a part of this Agreement nor are they to be used in the construction or interpretation thereof.

12.8 Gender. Words used herein, regardless of the number or gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context requires.

12.9 Execution in Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument, and any persons to be signatory hereto may execute this Agreement by signing any such counterpart.

12.10 Statutory Provisions. Any statutory references in this Agreement shall include a reference to any successor to such statute and/or to the referred-to provision of such statute.

ARTICLE XIII
Definitions

The following terms used in this Agreement shall have the meanings described below:

"Adjusted Basis" has the meaning given such term in section 1011 of the Code.

"Adjusted Capital Account Balance" means an amount with respect to any Member equal to the balance in such Member's Capital Account at the end of the relevant fiscal year, after increasing the balance in such Member's Capital Account by any amount which such Member is deemed to be obligated to restore pursuant to Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5).

"Affiliate" means a Person who, with respect to any other Person: (a) directly or indirectly controls, is controlled by or is under common control with that other Person; (b) owns or controls 10 percent or more of the outstanding voting securities of that other Person; (c) is an officer, director or partner of that other Person; or (d) if that other Person is an officer, director or partner, any Person for which that other Person acts in any such capacity.

"Agreement" means this operating agreement as it may be amended from time to time.

"Bankruptcy" means as to a Member, the happening of any of the following: (a) the making by such Member of an assignment for the benefit of creditors; (b) the filing by such Member of a voluntary petition in bankruptcy or the filing of a pleading in any court of record admitting in writing such Member's inability to pay such Member's debts as they become due; (c) the entry of an order, judgment or decree by any court of competent jurisdiction adjudicating such Member to be bankrupt or insolvent; (d) the filing by such Member of a petition or answer seeking for such Member any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation; (e) the filing by such Member of an answer or other pleading admitting the material allegations of, or such Member's consenting to, or defaulting in answering, a bankruptcy petition filed against such Member in any bankruptcy proceeding; (f) the filing by such Member of an application or other pleading or such Member's otherwise seeking, consenting to or acquiescing in the appointment of a trustee, receiver or liquidator of such Member or of all or any substantial part of such Member's properties; (g) the commencement of any proceeding against such Member seeking reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under any statute, law or regulation which has not been dismissed for any consecutive period of 120 days; or (h) the appointment without the consent or acquiescence of such Member of a trustee, receiver or liquidator of such Member or of all or any substantial part of such Member's properties without such appointment being vacated or stayed within 90 days or without such appointment being vacated within 90 days after the expiration of any such stay.

"**Capital Account**" means the capital account maintained for each Member in accordance with Section 5.4.

"**Capital Contribution(s)**" means with respect to any Member, or all of the Members, all cash and property contributed to the Company pursuant to Article III of this Agreement net of liabilities assumed or taken subject to by the Company.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time.

"**Company**" means the limited liability company formed pursuant to this Agreement under the laws of the State of Arizona.

"**Effective Date**" means the date on which the Articles of Organization of the Company were filed with the Arizona Secretary of State.

"**Fiscal Year**" means the twelve month period on which the accounting and federal income tax records of the Company are kept.

"**Interest(s)**" means the interest of a Member in the Company representing such Member's rights, powers and privileges as specified in this Agreement.

"**Limited Liability Company Act**" means the Limited Liability Company Act of the State of Arizona, as amended.

"**Members**" means MNKY Group Inc., or any replacement Member appointed pursuant to this Agreement.

"**Member(s)**" means any Person that executes this Agreement or a counterpart of this Agreement as a Member, either personally or by a duly constituted attorney-in-fact, and any other Person admitted to the Company as an additional or substituted Member, that has not made a Transfer of such Person's entire Interest; and means the Members and the Members when no distinction is required by the context in which the term is used.

"**Member Majority**" means the affirmative vote or written consent in counterparts of those Members entitled to vote with respect to such matter holding and owning as of the date of the vote or written consent 50.1% or more of the Percentage Interest

"Net Cash Flow" means all cash receipts by the Company from any source, but excluding therefrom Capital Contributions made under this Agreement, and after deducting therefrom amounts deemed necessary by the Members to be held as reserves for anticipated operating costs and other expenses or losses of the Company.

"Participating Percentage" means that portion of the distributions to which a member is entitled under Section 4.2.

"Person" means an individual, firm, partnership, limited liability company, corporation, estate, trust, pension or profit-sharing plan or other entity.

"Principal Office" means the principal office and place of business of the Company and the place where the records of the Company are kept as required under the Limited Liability Company Act.

"Profits" and **"Losses"** mean, for each fiscal year or other period, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Code Section 703(a), reduced by any items of income or gain subject to special allocation pursuant to Sections 5.1(c) through 5.1(e), 5.2 or 5.3, and otherwise adjusted by the Members to comply with Regulation Sections 1.704-1(b) and 1.704-2(b).

" Capital Contributions" shall mean the amounts defined in Section 3.1(b) plus the sum of any Additional Capital Contributions made under Section 3.2

"Tax Matters Member" means the "tax matters partner," as defined in section 6231(a)(7) of the Code.

"Transfer" means to sell, assign, transfer, give, donate, pledge, deposit, alienate, bequeath, devise or otherwise dispose of or encumber to any Person other than the Company.

"Treasury Regulations" means pronouncements, as amended from time to time, which clarify, interpret and apply the provisions of the Code, and which are designated as "Treasury Regulations" by the United States Department of the Treasury.

"Withdrawal Event" shall mean those event circumstances the Limited Liability Company Act (not including Bankruptcy of a Member).

IN WITNESS WHEREOF, the parties have executed this Agreement effective as of the day and year first above written.

Member: MNKY Group Inc.

By: _____

Name: ___K. Alexander Shapiro_____

Date: _____6/4/2024_____